

CITADEL | Securities

Citadel Securities LLC

—

2023 Financial Statement

CITADEL | Securities

Citadel Securities LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2023, and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Citadel Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__200 South Biscayne Boulevard, Suite 3300__
(No. and Street)

__Miami__	__Florida__	__33131__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Henry__	__(212) 651-7726__	__Michael.Henry@citadel.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__

(Name – if individual, state last, first, and middle name)

__1 North Wacker Drive__	__Chicago__	__Illinois__	__60606__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__238__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Securities LLC (the "Company"), as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Accounting Officer

[signature] 2/28/2024

Notary Public

BRIDGET HENNESSEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6378230
Qualified in Queens County
Commission Expires 12/21/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITADEL SECURITIES LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Citadel Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2024

We have served as the Company's auditor since 2005.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

CITADEL SECURITIES LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

		As of December 31, 2023
Assets:		
Cash and cash equivalents	$	648
Securities owned, at fair value		46,864
Receivable from brokers, dealers, clearing organizations, and custodians		1,740
Securities purchased under agreements to resell, at fair value		1,528
Securities borrowed		1,151
Interest receivable		262
Other assets		151
Total assets	$	52,344

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold, not yet purchased, at fair value	$	27,758
Payable to brokers, dealers, clearing organizations, and custodians		8,172
Securities sold under agreements to repurchase, at fair value		8,022
Securities loaned		3,019
Payable to affiliates		289
Interest payable		154
Other liabilities		237
Total liabilities		47,651
Member's capital		4,693
Total liabilities and member's capital	$	52,344

See notes to statement of financial condition.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

NOTE 1

Organization

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSHC"), an affiliate, is the sole member of the Company.

Citadel Securities Group LP ("CSG"), an affiliate, is the manager of the Company. The Company has entered into a portfolio management agreement with CSUS (Hong Kong) Limited ("CS-HK"), an affiliate, whereby the Company appointed CS-HK to manage a portion of its financial instruments that were traded or arranged in Hong Kong or Asia. CSG and CS-HK are collectively referred to as the "Trading Managers". The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation ("NSCC"), and Fixed Income Clearing Corporation ("FICC"), (together, the Depository Trust & Clearing Corporation, or "DTCC") and is a participant in the Options Clearing Corporation ("OCC") stock loan program.

The Company primarily engages in market making and liquidity provision in U.S. options, equities, government securities, and foreign exchange products.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Securities Americas Services LLC, and certain of their affiliates (collectively, the "Citadel Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through May 31, 2025.

NOTE 2

Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in accordance with GAAP requires CSG to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

Securities Owned and Securities Sold, Not Yet Purchased

The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Securities owned are held at various global financial institutions and at the DTCC. As of December 31, 2023, gross securities owned of approximately $60.17 billion have been pledged as collateral to counterparties on contract terms which permit the counterparties to sell or repledge these securities to others.

Derivative Contracts

The fair value of a derivative financial instrument is recorded as a derivative asset or derivative liability. Derivative assets and derivative liabilities also include receivables/payables for unsettled transactions and cash collateral transferred to or from counterparties that are determined to be subject to legally enforceable credit support agreements. Options and warrants are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition. Futures, swaps, and related collateral are included in receivable from and payable to brokers dealers, clearing organizations, and custodians on the statement of financial condition.

Offsetting Financial Assets and Liabilities

The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities loaned, securities purchased under agreements to resell ("reverse repurchase agreements"), and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Reverse repurchase agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report reverse repurchase agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest. Securities loaned are recorded at the amount of cash collateral received plus accrued interest.

Valuation of Financial Instruments

The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CSG and represents CSG's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CSG or CSG may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports securities owned; securities sold, not yet purchased; other derivative financial instruments; money market funds; reverse repurchase agreements, and repurchase agreements ("Financial Instruments"), at fair value.

Notes to Statement of Financial Condition

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs disseminated by third parties, including membership organizations, or market participants (e.g., mean of the bid and offer price) or (iii) valuation models using such prices or inputs (e.g., models for certain derivative financial instruments). In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CSG). CSG may determine to use a different value than would be assigned pursuant to the foregoing if CSG determines that doing so would better reflect fair value (e.g., CSG may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CSG, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

CSG manages portfolios which may have positions in Financial Instruments that trade in different markets with different closing times. Any discrepancy in value resulting from asynchronous closing times may result in the recognition of a gain or loss in one period which may be offset by a corresponding loss or gain, in whole or in part, in the subsequent period.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CSG's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

Equity Securities
Exchange-traded equity securities
Exchange-traded equity securities are valued using exchange-quoted market prices and are categorized within Level 1 of the fair value hierarchy.

Non-exchange-traded equity securities
The Company's non-exchange-traded equity securities typically represent securities that are traded in over-the-counter ("OTC") markets. These non-exchange-traded equity securities are generally valued using market price quotations and are classified within Level 1 or Level 2 of the fair value hierarchy.

U.S. Government Securities
U.S. government securities are valued using quoted market prices and are generally categorized within Level 1 of the fair value hierarchy. However, government inflation-protected securities are categorized within Level 2 of the fair value hierarchy.

Corporate Debt Securities
Corporate debt securities include corporate bonds and convertible bonds. The fair value of corporate debt securities is determined using recently executed market transactions observable via membership organizations or market price quotations (where observable) disseminated by third parties or market participants such as brokers and vendors (e.g., mean of the bid and offer from a broker). Corporate debt securities are categorized within Level 2 of the fair value hierarchy.

Derivative Assets and Derivative Liabilities
Exchange-traded derivative financial instruments
Exchange-traded derivative financial instruments include options and futures contracts. These derivative financial instruments are valued using prices disseminated by the relevant exchange market, such as the closing price, settlement price, last available sales price, or the mean of the bid and offer price (a mid-market price). Exchange-traded derivative financial instruments are generally classified within Level 1 of the fair value hierarchy. Certain exchange-listed derivatives with nonstandard terms such as flexible exchange options are valued using prices or inputs disseminated by third parties or market participants and are generally classified within Level 2 of the fair value hierarchy.

Money Market Funds
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

Reverse Repurchase Agreements and Repurchase Agreements
Reverse repurchase agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Reverse repurchase agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Fair Value Option
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The primary reason for electing the fair value option is to reflect current market conditions related to reverse repurchase agreements and repurchase agreements in earnings on a timely basis. The Trading Managers have elected to apply the fair value option to the Company's reverse repurchase agreements and repurchase agreements.

Other Financial Instruments
CSG estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

These financial assets and liabilities include cash and cash equivalents, receivable from brokers, dealers, clearing organizations, and custodians, securities borrowed, interest receivable, other assets, payable to brokers, dealers, clearing organizations, and custodians, securities loaned, payable to affiliates, interest payable, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash equivalents which would have been classified within Level 1.

Financial assets measured at amortized cost are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of the year ended December 31, 2023, based on the historical analysis and forward-looking information, no allowances for credit losses have been recorded as the Company expects credit losses arising from such financial assets to be immaterial.

NOTE 3

Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed, and securities loaned transactions to, among other things, acquire securities to cover short positions, settle other securities obligations, and to finance certain of the Company's activities. The Company attempts to manage credit exposure arising from such transactions by either entering into master netting agreements and credit support agreements with counterparties, and/or entering into transactions that are cleared through central clearinghouses. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty. The credit risk of centrally cleared transactions is also reduced by the rules or regulatory requirements applicable to the clearinghouses. Additionally, the Company seeks to manage credit exposure by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties. During the year ended December 31, 2023, the Company had collateralized transactions with affiliates (Note 5) and non-affiliates.

Securities borrowing and lending transactions are collateralized by pledging or receiving cash or securities, which typically include equity securities and/or U.S. government securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowed transactions. Also, the Company generally has rights of rehypothecation with respect to the securities collateral received from counterparties under securities lending transactions. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowing transactions, as well as the securities loaned from the Company to such counterparty. As of December 31, 2023, substantially all securities received under securities borrowing transactions have been delivered or repledged. Reverse repurchase agreements and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2023, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized. The following table presents information about securities borrowed and securities loaned.

AS OF DECEMBER 31, 2023

($ in millions)	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$ 1,070	$ 2,989
Cash collateral pledged/received	1,145	3,009
Financing interest receivable/payable	6	10

In the table above, financing interest receivable and payable are included in securities borrowed and securities loaned, respectively, on the statement of financial condition. As of December 31, 2023, the Company pledged additional cash collateral of $37 million related to its securities borrowed and securities loaned activities.

The following table presents information about reverse repurchase agreements and repurchase agreements.

AS OF DECEMBER 31, 2023

($ in millions)	
Fair value of securities collateral received for reverse repurchase agreements	$ 22,177
Fair value of securities collateral pledged for repurchase agreements	28,768
Net cash collateral pledged	57
Fair value of additional securities collateral pledged	100

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by equity securities or U.S. government securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. FICC interposes itself between the Company and serves as the legal counterparty to each side of the transaction for clearing and settlement purposes.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

Offsetting of Certain Collateralized Transactions
The following tables present information about the offsetting of these instruments. Refer to Note 9 for information relating to offsetting of derivatives.

ASSETS AS OF DECEMBER 31, 2023

($ in millions)	Reverse Repurchase Agreements	Securities Borrowed
Included in the statement of financial condition		
Gross amounts	$ 22,134	$ 1,151
Amounts offset	(20,606)	—
Net amounts	1,528	1,151
Amounts not offset		
Counterparty netting	(8,136)	(1,128)
Financial instruments, at fair value	6,866	72
Total	$ 258	$ 95

LIABILITIES AS OF DECEMBER 31, 2023

($ in millions)	Repurchase Agreements	Securities Loaned
Included in the statement of financial condition		
Gross amounts	$ 28,628	$ 3,019
Amounts offset	(20,606)	—
Net amounts	8,022	3,019
Amounts not offset		
Counterparty netting	(8,136)	(1,128)
Financial instruments, at fair value	118	(1,884)
Total	$ 4	$ 7

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported on a net basis, as applicable, in the statement of financial condition when the Company has determined that there exists a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities borrowed, securities loaned, securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable. These amounts may include any over-collateralization of such transactions. The fair value of securities borrowed or loaned in the table only includes securities for which cash collateral was pledged or received, respectively.
- Securities sold or otherwise pledged as collateral for repurchase agreements, or pledged as collateral for securities borrowed, include securities owned, at fair value, recorded on the statement of financial condition.

Collateralized Transactions—Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements and securities loaned by remaining contractual maturity as of December 31, 2023.

($ in millions)	Repurchase Agreements	Securities Loaned
Overnight and open	$ 23,910	$ 2,458
2-30 days	1,849	—
31-90 days	2,837	551
Total	28,596	3,009
Financing interest payable	32	10
Gross amounts	$ 28,628	$ 3,019

The following table presents the gross carrying value of repurchase agreements and securities loaned transactions by class of collateral pledged as of December 31, 2023.

($ in millions)	Repurchase Agreements	Securities Loaned
U.S. government securities	$ 27,799	$ 2,168
Equity securities	797	841
Total	28,596	3,009
Financing interest payable	32	10
Gross amounts	$ 28,628	$ 3,019

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2023

($ in millions)	Level 1	Level 2	Total
Trading assets			
U.S. government securities	$ 25,532	$ 2,427	$ 27,959
Equity securities	18,219	21	18,240
Corporate debt securities	—	523	523
Other trading assets	1	45	46
Total trading assets	43,752	3,016	46,768
Other assets at fair value			
Securities purchased under agreements to resell	—	1,528	1,528
Money market funds	633	—	633
Total other assets at fair value	633	1,528	2,161
Derivative assets			
Options	27,466	7,618	35,084
Futures	32	—	32
Other derivative assets	1	2	3
Gross derivative assets	27,499	7,620	35,119
Counterparty netting in levels	(27,402)	(5,970)	(33,372)
Subtotal	97	1,650	1,747
Cross-level counterparty netting			(1,765)
Cash collateral and receivables/payables for unsettled transactions			1,015
Total derivative assets			997
Total			$ 49,926

Notes to Statement of Financial Condition

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2023

($ in millions)		Level 1		Level 2		Total
Trading liabilities						
U.S. government securities	$	11,789	$	1,990	$	13,779
Equity securities		11,359		3		11,362
Corporate debt securities		—		810		810
Other trading liabilities		1		18		19
Total trading liabilities		23,149		2,821		25,970
Other liabilities at fair value						
Securities sold under agreements to repurchase		—		8,022		8,022
Total other liabilities at fair value		—		8,022		8,022
Derivative liabilities						
Options		30,806		5,970		36,776
Futures		148		—		148
Other derivative liabilities		1		—		1
Gross derivative liabilities		30,955		5,970		36,925
Counterparty netting in levels		(27,402)		(5,970)		(33,372)
Subtotal		3,553		—		3,553
Cross-level counterparty netting						(1,765)
Cash collateral and receivables/payables for unsettled transactions						—
Total derivative liabilities						1,788
Total					$	35,780

In the tables above:

- Trading assets, trading liabilities, options and warrants are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition.
- Futures, swaps and related collateral are included in receivable from brokers and dealers and payable to brokers, dealers, clearing organization, and custodians on the statement of financial condition as discussed in Note 2.
- Cross-level counterparty netting includes counterparty netting for positions with the same counterparty that cross over the levels of the fair value hierarchy. Counterparty netting in levels includes counterparty netting among derivative financial instruments classified within the same level.
- Cash collateral and receivables/payables for unsettled transactions includes initial margin.
- For further information on derivative financial instruments and hedging activities, see Note 9.
- Securities purchased under agreements to resell and securities sold under agreements to repurchase, which include financing interest receivables and payables, include the effect of netting and agree to the statement of financial condition.

There were no Level 3 assets or liabilities measured at fair value on recurring basis as of December 31, 2023.

NOTE 5

Transactions with Related Parties

Expenses

Pursuant to an administrative services agreement, the Company pays the Citadel Parties on a cost and/or cost-plus basis, as applicable, for direct and reimbursable administrative, general and operating expenses, including compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2023, the Company had a combined payable to the Citadel Parties of $178 million, which is included in payable to affiliates on the statement of financial condition.

As of December 31, 2023, the Company has paid compensation to the Citadel Parties of $33 million, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

Additionally, the Company has also entered into agreements with other international affiliates, where such affiliates provide the Company with services that could include certain relationship management, marketing or risk monitoring, as well as technical support within the affiliates' respective jurisdictions. The Company incurs expenses from such affiliates providing these services. As of December 31, 2023, the Company had a combined payable to such affiliates of $9 million, which is included in payable to affiliates on the statement of financial condition.

Executing and Settlement Activities

During 2023, Citadel Securities Institutional LLC ("CSIN") provided execution services to the Company under a transfer pricing agreement on a cost-plus basis. As of December 31, 2023, the Company had a payable for such services, which is included in payable to affiliates on the statement of financial condition. Also, during 2023, the Company recorded commission revenue from CSIN for acting as a counterparty for trades with third parties. As of December 31, 2023, the Company had a receivable for such services of $11 million, which is included in other assets on the statement of financial condition.

The Company also entered into agency service agreements with other affiliated brokers and dealers for execution services and allocates revenue to or receives revenue from such affiliates for these transactions.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

Loan Agreement

The table below discloses the significant terms and financial information associated with the Company's borrowing agreement with Citadel Securities LP ("CSLP").

AS OF DECEMBER 31, 2023

Borrowing Agreement *($ in millions)*

Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity Date
CSLP	$ 1,000	SOFR + 1.25%	$ 99	December 31, 2024

In the table above:

- The senior unsecured loan facility with CSLP is uncommitted and payable on demand. All loan advances are subject to CSLP's approval.
- The maturity date represents the maturity date valid as of December 31, 2023.
- The outstanding principal amounts and accrued interest are included in payable to affiliates on the consolidated statement of financial condition.

Collateralized Transactions

During the year, the Company had collateralized transactions with certain affiliated brokers, dealers and proprietary trading entities, with balances as of December 31, 2023, as presented in the following tables.

($ in millions)	**Securities Loaned**
Fair value of securities loaned	$ 2,167
Cash collateral received	2,168
Financing interest payable	1

($ in millions)	Reverse Repurchase Agreements	Repurchase Agreements
Gross contract value	$ 2,594	$ 2,600
Amounts offset in the statement of financial condition	(2,479)	(2,479)
Net amounts	115	121
Fair value of securities collateral received/pledged	2,599	2,602

In the tables above, the fair value of securities loaned, and securities collateral received and pledged, includes accrued coupon interest.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 6

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians

Amounts receivable from and payable to brokers, dealers, clearing organizations, and custodians at December 31, 2023, consist of the following:

($ in millions)		
Receivable for unsettled trades	$	358
Securities failed to deliver		185
Securities failed to deliver to affiliates		129
Other receivable from brokers, dealers, clearing organizations, and custodians		1,068
Receivable from brokers, dealers, clearing organizations, and custodians	$	1,740

($ in millions)		
Payable for unsettled trades	$	7,361
Securities failed to receive from affiliates		114
Securities failed to receive		108
Other payable to brokers, dealers, clearing organizations, and custodians		589
Payable to brokers, dealers, clearing organizations, and custodians	$	8,172

The receivable from and payable to brokers, dealers, clearing organizations, and custodians may include cash balances, open trade equity related to certain derivative financial instruments (see Note 2), amounts receivable or payable for unsettled trades, and securities failed to deliver or receive. The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/ payables from/to brokers, dealers, clearing organizations, and custodians related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

NOTE 7

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, currency risk, liquidity and leverage risk, and operational risk. The Trading Managers seek to monitor and manage these risks on an ongoing basis. While the Trading Managers often hedge certain portfolio risks, the Trading Managers are not required to do so and will not, in general, attempt to hedge all market or other risks in the portfolio, and they will hedge certain risks only partially, if at all.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

Market Risk
Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Trading Managers seek to manage market risk in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities, and correlations between Financial Instruments and their corresponding hedges.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Additionally, the Company's ability to conduct short sales on certain specified securities could be restricted due to regulatory rules, thus resulting in a reduced inventory of securities available for borrowing and increased transaction costs relating to short selling.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. A substantial portion of the Company's clearing and financing activities are with BOFA Securities, Inc. ("BOAS"). These positions are recorded at fair value under securities owned on the statement of financial condition. This results in a concentration of operational and credit risks with BOAS. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to maintain minimum net capital and to segregate customers' funds and financial instruments from the financial institution's own holdings. The Company actively reviews and seeks to manage exposures to various financial institutions in an attempt to mitigate these risks.

The Company is exposed to credit risk in its role as a trading counterparty to dealers, and broker and dealer clients, as a holder of securities and as a member of exchanges and clearing organizations. The Company's client activities involve the execution of various transactions. Client activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to broker and dealer clients is mitigated by the use of industry-standard Qualified Special Representatives ("QSR") or Corresponding Clearing Agreements ("CC Flip") where the Company locks in client trades at the DTCC's NSCC facility allowing the Company to face the clearinghouse directly. The Company also uses the industry standard of delivery versus payment through depositories and clearing banks for non QSR and CC Flip clients.

The credit risk of exchange-traded derivatives, such as exchange-traded futures and exchange-traded options, is reduced by the rules or regulatory requirements, such as daily margining, applicable to the individual exchanges, clearinghouses and clearing members through which these instruments are traded and cleared.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance under OTC transactions between two counterparties ("OTC-bilateral") by entering into master netting agreements and credit support agreements with counterparties. These master netting agreements and credit support agreements provide the

Company with the right to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. To mitigate potential losses associated with OTC-bilateral credit risk, the Company generally enters into OTC-bilateral transactions only with major financial institutions. Additionally, the Company seeks to mitigate credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing trading and financing sources as deemed appropriate.

Cash and security account balances, typically exceed government sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, the Trading Managers seek to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by reducing the amount of cash the Company has on deposit with banks and other globally recognized financial institutions.

The Company may make markets in or invest in convertible bonds, corporate bonds, government securities, and other credit-sensitive securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due. Where possible, the Trading Managers seek to manage the risk associated with credit sensitive instruments in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments.

Currency Risk
The Company may have exposure to non-U.S. currencies directly or indirectly through its financial instruments, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for several reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Liquidity and Leverage Risk
CSG typically maintains a pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark-to-market losses on investments, increases in initial and variation margin requirements by clearinghouses, and capital activity.

The Company generally invests on a leveraged basis through its financing arrangements, including repurchase agreements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can significantly magnify both gains and losses, increasing the possibility of the Company incurring a substantial loss. Leverage through margin borrowings generally requires collateral to be posted with prime brokers, custodians, and counterparties. Market value movements could result in a prime broker, custodian, or counterparty, under their respective agreements with the Company, having the right to reduce the value of such collateral or to require the posting of additional collateral, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing a diversified group of leverage providers and a variety of financing arrangements as well as negotiating trading and financing agreements that include objective valuation methodologies and dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

Operational Risk
Operational risk is defined as the risk of financial loss or damaged reputation resulting from inadequate or failed internal processes, people, systems, or from external events. CSG seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks
Due to investments in non-U.S. issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair the Trading Managers' ability to manage the Company's activities. The Trading Managers seek to manage this risk through continuity and resiliency planning.

During the life of the Company, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

NOTE 8

Commitments and Contingencies

Commitments
The Company enters into forward starting repurchase and reverse repurchase agreements that settle at a future date. At December 31, 2023, the Company had commitments relating to its unsettled forward starting repurchase agreements of $9.30 billion and unsettled forward starting reverse repurchase agreements of $1.48 billion, which each had settlement dates through February 1, 2024.

Contingencies
In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CSG believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CSG believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of any such matters would not have a material adverse effect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

NOTE 9

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's activity in such derivative financial instruments and are not necessarily indicative of economic exposure or potential risk. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties, while others, such as OTC-bilateral contracts, will maintain the direct contractual relationship between executing counterparties.

The Company may enter into derivative financial instruments in the normal course of its market making business, to manage various underlying exposures for risk management purposes, or for proprietary risk taking. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to, the following: interest rate derivatives to manage potential exposures to interest rate fluctuations, equity derivatives to manage potential price fluctuations related to individual equities, equity options, equity baskets and indices, and currency derivatives to manage potential foreign currency exchange rate risks on financial instruments and/or other assets and liabilities. The Company's derivative financial instrument risks should not be viewed in isolation, but rather the Trading Managers believe they should be considered on an aggregate basis along with the Company's other market making activities.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

Generally, the Company's credit exposure to a derivative financial instrument counterparty under a master netting agreement is limited to the net derivative assets resulting from the fair value of all derivative financial instruments plus any collateral transferred to/from such counterparty by/to the Company pursuant to related credit support agreements. When the Company has determined that its master netting agreements permit the legal right of offset of such exposures between the Company and such counterparty, these amounts, excluding any non-cash collateral pledged or received, are recorded on the statement of financial condition of the Company on a net basis by counterparty. Typically, the Company and the counterparty have rights of rehypothecation with respect to collateral pledged or received under such derivative master netting and related credit support agreements. Initial margin pledged by or to the Company under derivative master netting agreements and related credit support agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty or the Company.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk.

Total return derivative financial instruments are contractual agreements whereby one party receives the appreciation (or pays the depreciation) and the dividends and interest, on either a levered or unlevered basis, on an underlying reference asset, attribute or index in return for paying interest. These instruments can involve market risk and/or credit risk.

The following table presents the fair value of the Company's derivative contracts by underlying risk exposure, as well as information about the offsetting of derivative financial instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 3). Gross derivative contracts in the table below exclude the effect of netting. The net derivative contracts agree to the total derivative assets and derivative liabilities included in the fair value hierarchy tables in Note 4.

FAIR VALUE AS OF DECEMBER 31, 2023

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded		
Equity contracts	$ 34,965	$ 36,741
Interest rate contracts	92	141
Commodity contracts	60	43
Total Exchange-traded	35,117	36,925
OTC-bilateral		
Equity contracts	2	—
Total OTC-bilateral	2	—
Total gross derivative contracts	35,119	36,925
Amounts offset in the statement of financial condition		
Exchange-traded		
Cash collateral	939	—
Counterparty netting	(35,137)	(35,137)
Receivables for unsettled transactions	2	—
Total Exchange-traded	(34,196)	(35,137)
OTC-bilateral		
Cash collateral	72	—
Receivables for unsettled transactions	2	—
Total OTC-bilateral	74	—
Net derivative contracts		
Total Exchange-traded	921	1,788
Total OTC-bilateral	76	—
Total net derivative contracts	997	1,788
Amounts not offset		
Financial instruments	—	—
Securities collateral	228	—
Total	$ 1,225	$ 1,788

In the table above:

- Total gross derivative contracts include all derivative financial instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place.
- Amounts offset and amounts not offset relate to legally enforceable master netting agreements and credit support agreements.
- Amounts are reported on a net basis in the statement of financial condition when the Company has determined that there exists a legally enforceable master netting agreement and/or legally enforceable credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- As of December 31, 2023, the Company completed its analysis of the legal right of offset concerning a specific derivative counterparty, and as a result began netting the majority of its exchange-traded derivative financial instruments
- Securities collateral not offset in the statement of financial condition represents the fair value of securities, including accrued coupon, pledged to/received from the counterparties related to derivative financial instruments.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

The following table presents the average quarterly notional of the Company's derivative contracts by underlying risk exposure for the year ended December 31, 2023. The average quarterly notional amount provides an indication of the volume of the Company's derivative activity.

AVERAGE QUARTERLY NOTIONAL

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded		
Equity contracts	$ 628,619	$ 659,094
Interest rate contracts	22,559	20,325
Commodity contracts	2,655	2,758
Foreign exchange contracts	128	175
Total Exchange-traded	653,961	682,352
OTC-bilateral		
Equity contracts	33	33
Foreign exchange contracts	2	—
Total OTC-bilateral	35	33
Total gross derivative contracts	$ 653,996	$ 682,385

The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2023, BOAS serves as the clearing and prime broker for substantially all of the Company's net derivative assets. See Note 7 for a discussion of credit risk and risk management.

NOTE 10

Contracts with Customers

As of December 31, 2023, the Company's customer transactions consisted of:

Commissions
The Company receives commission payments monthly from CSIN for trade execution services provided (see Note 5). Commissions are recorded on a trade date basis as securities transactions occur.

Transaction Fees
The Company, in its capacity as a market maker, executes trades on behalf of its broker and dealer clients and is reimbursed by the clients for transaction fees incurred. The transaction fees are calculated based on the volume and type of trades executed by the Company and are billed monthly. Transaction fees are recognized on a trade date basis as securities transactions occur.

Trade Quoting Rebates
The Company earns rebates for quoting prices on certain securities on the New York Stock Exchange. The Company recognizes such rebates over time in the period when the trade quoting service is provided and payments are received quarterly.

As of December 31, 2023, and 2022, the Company's receivable from contracts with customers was $18 million and $31 million, respectively, and is included in other assets on the statement of financial condition. The Company did not have unsatisfied or partially satisfied performance obligations related to its trade execution or trade quoting service.

NOTE 11

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is generally not subject to U.S. federal or state income tax directly; rather, these are borne by CSHC, CSHC's members, or the partners of CSHC's members, where applicable.

In accordance with GAAP, CSG has reviewed the Company's tax positions for all open tax years. As of December 31, 2023, CSG determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 12

Regulatory Requirements

The Company is a registered broker and dealer subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule ("15c3-1"). The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2023, net capital was $3.09 billion in excess of the Company's required minimum net capital of $1 million. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company does not claim an exemption from the provisions of Rule 15c3-3 of the SEC. For the year ended December 31, 2023, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts for or to customers; did not carry PAB accounts (as defined in Rule 15c3-3); and its business activities are limited to proprietary trading.

NOTE 13

Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2024, which is the date the financial statement was available to be issued.

Subsequent to December 31, 2023, the Company became a clearing member of certain subsidiaries of CME Group Inc.